Exhibit 3.6

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ECASH, LNC.
a Delaware Corporation

(pursuant to Section 242 of the Delaware General Corporation Law)

ECASB, INC. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware ("GCL"), through its duly authorized officers and by authority of its Board of Directors do hereby certify;

FIRST: That in accordance with the provisions of Section 242 of the GCL, the Board of Directors of the Corporation duly adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and directing that said amendment be submitted to the stockholders of the Corporation for consideration thereof. The resolutions setting forth the proposed amendment are as follows;

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing the First Article thereof so that, as amended, said Article shall be and read as follows:

The name of the corporation is Pacific Green Technologies Inc.

SECOND: That thereafter, pursuant to a resolution of its Board of Directors, in accordance with Section 242 of the GCL, a majority of the Corporation's stockholders approved and authorized the foregoing amendment (the "Amendment") by written consent in lieu of a meeting.

THIRD: That the Amendment was duly adopted in accordance with the provisions of Section 242 of the GCL.

FOURTH: That the Certificate of Amendment of the Certificate of Incorporation shall be effective on June 11 2012.

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment to be signed by Jordan Starkrnan, its duly authorized President and Principal Executive Officer this 24th day of May, 2012.

By:	/s/ Jordan Starkman
Jordan Starkman
President and Principal Executive Officer